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                              February 8, 2024

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 3801, Building A, Sunhope e METRO
       No. 7018 Cai Tian Road, Futian District, Shenzhen
       Guangdong, China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed January 18,
2024
                                                            File No. 333-275708

       Dear Lei Xia:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Exhibit 5.1

   1. Please delete as inappropriate the assumption that "the Company will have sufficient authorised share
capital to effect the issue of any of the Class A Ordinary Shares at the time of issuance."
Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for further guidance.

       Exhibit 5.2

   2. Please delete as inappropriate the following assumptions: "that each such document, other than the Investor
Warrants and the Placement Agent Warrants with respect to the
                                                        Company, constitutes a
legal, valid, and binding obligation of each party thereto," that
 Lei Xia
ICZOOM Group Inc.
February 8, 2024
Page 2
      "the Company has the corporate power and authority to execute, deliver and perform all its obligations under the Investor Warrants and the Placement Agent Warrants," and that the "Investor Warrants and the Placement Agent Warrants are duly authorized by all requisite corporate action on the part of the Company." Refer to Section II.B.3.a of Staff
      Legal Bulletin No. 19 for further guidance.
Exhibit 8.4

3. Please delete as inappropriate the assumptions contained in Section A(i) and (ii). Also revise the opinion contained in Section B(i) to state that the statements in the section of the registration statement captioned "Taxation - Hong Kong Taxation" constitute your opinion. Refer to Sections II.B.3.a and III..C.2 of Staff Legal Bulletin No. 19 for further guidance.
Exhibit 99.4

4. Please include Appendix A and Appendix B of the opinion; note that we may have further comment upon review of such appendices. Delete as inappropriate the assumptions that
      "all signatures, seals and chops are genuine, each signature on behalf of a party thereto is that of a person duly authorized by such party to execute the same" and "each of the
      Documents is legal, valid, binding and enforceable in accordance with their respective governing laws in any and all respects." Revise the opinion in Section
(C)(c) to state that
      the statements made in the registration statement under the caption "Taxation - Material
      PRC Income Tax Considerations" constitute your opinion. Refer to Sections II.B.3.a and
      III.C.2 of Staff Legal Bulletin No. 19.
       Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                             Sincerely,
FirstName LastNameLei Xia
                                                             Division of
Corporation Finance
Comapany NameICZOOM Group Inc.
                                                             Office of Trade &
Services
February 8, 2024 Page 2
cc:       Arila Zhou
FirstName LastName